UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 17, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated September 17, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

XTL BIOPHARMACEUTICALS PRESENTS A NEW CLASS OF HIGHLY POTENT
SMALL MOLECULE INHIBITORS OF HEPATITIS C AFFECTING THE NS5A
TARGET AT AN INTERNATIONAL SCIENTIFIC CONFERENCE

Valley Cottage, New York - September 17, 2007, XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, LSE: XTL, TASE: XTL) announced today that on September 13, 2007, it presented a new class of novel and highly potent small molecule inhibitors of hepatitis C affecting the NS5A target at the 14th International Symposium on Hepatitis C Virus & Related Viruses in Glasgow, Scotland (www.hcv2007.com).

In an oral latebreaker presentation, the Company described a family of pre-clinical compounds with highly potent activity against the hepatitis C virus. Potency of these compounds was evaluated in a replicon assay which is known to have good correlation with clinical efficacy and is the current gold standard for pre-clinical testing of inhibitors of Hepatitis C. In the replicon assay, the Company’s most advanced compounds had single-digit nM (nanomolar) potency against hepatitis C genotype 1b and low double-digit nM potency against genotype 1a. Genotypes 1a and 1b represent 75% of the U.S. hepatitis C population, according to the American Liver Foundation. These replicon potencies are superior to the most advanced clinical-stage small molecule protease inhibitors of Hepatitis C, which to date have reported triple-digit nM potency against 1a and 1b replicons.

Data presented by the Company implicated the viral protein NS5A as the direct target of the compounds. NS5A is essential for RNA production and is distinct from the protease and polymerase - the viral targets of the more advanced Hepatitis C inhibitors in clinical development. As such, inhibitors of NS5A are considered promising candidates for the treatment of Hepatitis C. As a relatively new target, only one NS5A inhibitor has entered clinical trials to date - A831 - which is presently in a phase 1 clinical trial. A831 was developed by Arrow Therapeutics, which was recently acquired by AstraZeneca. Based on data presented at the conference, the Company’s leads appear to be over 10 times more potent than A831 in the replicon assay.

In rodent studies, when administered orally, the Company’s compounds demonstrated preferential accumulation in the liver to concentrations that were orders of magnitude above those required to block viral replication as predicted by the replicon assay, with half-lives consistent with twice a day dosing regimen, and toxicological tolerability at multiple doses.

The Company also presented data indicating an additive effect with interferon (the current standard of care) and with the protease inhibitor VX-950 and retained potency against protease- and polymerase- inhibitor resistant mutants in the replicon assay. These findings are supportive of the potential role of the Company’s compounds in combination with interferon and other small molecules currently in clinical development.

Dr. Ira Jacobson, Professor of Clinical Medicine and Chief of the Division of Gastroenterology and Hepatology at Weill Medical College of Cornell University, and an advisor to the XTL-DOS program commented: “Chronic hepatitis C represents a tremendous unmet medical need with millions of patients seeking safer and more efficacious treatment options. Future treatment regimens are likely to include combinations of novel small molecules with interferon and ribavirin, which may eventually be replaced by cocktails of several small molecules employing complementary mechanisms of action. The preclinical data presented by XTL suggest that the Company’s compounds could prove, with appropriate testing in clinical trials, to be very attractive candidates for incorporation into future treatment regimens in combination with interferon-based therapy and/or other small molecules presently in clinical development.”

The molecules presented by the Company emerged from the Company’s DOS program, aimed at discovering novel hepatitis C inhibitors applying a unique chemistry technology called Diversity Oriented Synthesis. The DOS program was acquired by the Company in late 2005.

ABOUT HEPATITIS C

There are approximately 3 million people infected with hepatitis C in the U.S. alone. Hepatitis C significantly increases the infected person’s risk of developing chronic liver disease, cirrhosis and liver cancer, and is the leading cause of liver transplantation in the Western World. Hepatitis C remains a major unmet medical need as the current standard of care (interferon-based therapy) achieves success in only 50% of patients infected with genotype 1 of the virus (genotype 1 affects 75% patients in the U.S.), and has significant side affects associated with it.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future performance and prospects of our pre-clinical compounds for hepatitis C from our XTL-DOS program may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete the pre-clinical development DOS program; our ability to clinically develop candidates from the DOS program; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 17, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Cheif Executive Officer